Exhibit 99.1

Enlight Renewable Energy Ltd.

Monitoring Report | October 2024

This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel.
The binding version is the one in the original language.

Contacts:

Robert Avdalimov
Analyst, Lead Rating Analyst
robert.a@midroog.co.il

Tomer Dar
Senior Team Leader, Secondary Rating Analyst
tomero@midroog.co.il

Elad Seroussi, Vice President
Head of Projects and Infrastructure
elad.seroussi@midroog.co.il

MIDROOG

Enlight Renewable Energy Ltd.

Issuer Rating	A2.il	Outlook: Stable
Series Rating	A2.il	Outlook: Stable

Midroog affirms the A2.il rating of bonds (Series 3, 4 and 6) issued by Enlight Renewable Energy Ltd. (the "Company"). The outlook is stable. Midroog also affirms the A2.il issuer rating. The outlook is stable.

Outstanding bonds rated by Midroog:1

Bond series	Security No.	Rating	Outlook	Final Maturity
ENLIGHT C3	7200249	A2.il	Stable	01.09.2028
ENLIGHT B4	7200256	A2.il	Stable	01.09.2029
ENLIGHT B6	7200173	A2.il	Stable	01.09.2026

Summary of Rating Rationale

In determining the rating, the following considerations were taken into account, among others: (1) The Company operates in the sector of electricity production from renewable energies, in Israel and around the world, which is assessed by Midroog at medium risk. (2) Some of the countries in which the Company operates have a well-established regulatory environment anchored in law, including tariff regulation, that significantly moderates demand risks and/or dependency on variable tariffs and creates long-term cash flow certainty. (3) Lower entry barriers to the renewable energy power production market than to the power production market based on fossil fuel plants, which is characterized by high entry barriers due, among other things, to the need for significant capital investments coupled with technological and engineering complexity. (4) The growth trend characterizing the renewable energy sector in Israel and worldwide, supported by government decisions for setting renewable energy promotion targets. (5) A substantial increase in the installed capacity and geographical diversification of the income-generating projects, to a total capacity of 1,990 megawatts and 434 megawatt-hours of storage capacity, compared to 1,396 megawatts in the year-before period. This trend is expected to persist in the coming years, with the entry into commercial operation of additional projects in the US, Europe and Israel. (6) The Company's improved geographical diversification and revenue concentration, which are expected to continue improving as additional projects enter commercial operation. (7) The Company's strategy to create a broad and diversified geographical mix, which includes the sale of electricity in developed markets, alongside operations in developing countries with varying regulatory regimes. (8) The Company has a significant investment plan for the construction and development of several projects in Israel and around the world. The investment plan has resulted in a substantial increase in CapEx expenses in recent years, with CapEx expenses estimated in 2023 at $730 million and projected in 2024-2026 to be in the range of $0.7-1.1 billion per year. (9) A project finance structure based on non-recourse debt in the subsidiaries, characterized by long-term agreements with fixed tariffs that support the Company's cash flow certainty, and by debt service coverage ratios that are slow for the rating but expected to continue improving in the coming years. (10) The revenue-generating ability of the Company is assessed to be good, given the stability, profitability and financial strength of the projects held by the Company, with adjusted EBITDA for the six months ended June 30, 2024 totaling $120 million, compared to $92 million2 for the year-before period. (11) Exposure to interest rates, exchange rates and credit risks of the various countries in which the Company operates, including European countries and the US. It should be noted that 92% of the Company's existing debt (at project and Company level) is not exposed to interest-rate fluctuations. (12) The share offering on the US stock exchange in the first quarter of 2023, which reduced leverage levels somewhat and bolstered financial strength. The debt service coverage ratios improved at the end of 2023 compared to previous years and are expected to continue improving to a certain extent also in 2024-2025, following a significant addition of new projects that will achieve commercial operation. (13) Good financial flexibility and high liquidity reserves, which stood at $209 million as of June 30, 2024, but with an increased debt repayment burden beginning in 2026. (14) The Company's structural and cash flow subordination due to its holdings in project companies with senior and subordinated debt, moderated by the broad spread of high-quality projects across different geographical regions. (15) An increased repayment burden beginning in 2026. (16) Ownership without a control core, allowing for an appropriate balance between debtholders and shareholders and significant capital raises, as necessary, with no dividend distribution expected in the periods of significant investments. (17) In our assessment, renewable energy power production projects have low exposure to environmental and social risks, in light of supportive regulation and demand trends. We also rate the Company's corporate governance risk as low.

1 The Company has an additional bond series which is not rated by Midroog (ENLIGHT B5).
2 Excluding activity in respect of concession arrangements.

2	10/10/2024	Enlight Renewable Energy Ltd. – Monitoring Report

Under Midroog's base case scenario, adjusted EBITDA is expected to be between $230-250 million in 2024, and to increase significantly during 2025-2026, to between $300-320 million in 2025 and $360-380 million in 2026, following commercial operation of several significant projects, mainly in the US, as elaborated below. At the same time, the Company's coverage ratios are slow for the rating level in the short to medium term, due to high leverage at the project level, as against assets with long-term cash flows that align with the project debt duration. This is reflected, inter alia, by the debt to EBITDA ratio, which is expected to stand at 12.0 in 2024, with the ratio projected to improve somewhat in 2025-2026 to a range of 9.0-10.5. In view of the Company's significant investment plan, the present leverage environment is expected to remain similar, such that, according to Midroog's base case scenario, the gross financial debt to capital resources (cap) ratio is expected to stand at 65.1% at the end of 2024 and to be in the range of 66%-67% in the years 2025-2026. In addition, according to the Company, it will maintain liquidity reserves and/or available unused credit facilities in an amount that is at least NIS 100 million in excess of bond repayment needs for the next nine months, and Midroog also took into account that there will be no dividend distributions in the coming years.

Rating Outlook

The stable outlook is supported by the Company's strong business position, a high certainty of cash flow from the various projects, and the Company's financial flexibility.

The war that broke out in Israel on October 7, 2023 has led to a series of repercussions and restrictions, including the partial or full closure of businesses, restrictions on gatherings at workplaces and educational institutions, as well as the contraction of the workforce due to the large-scale call-up of reserves and drop in the number of foreign workers. These factors have resulted in a reduction in economic activity and other negative effects on the Israeli economy. Furthermore, the war has caused sharp declines in Israel's financial markets and significant volatility of the shekel exchange rates. In Midroog's assessment, this period is characterized by a high degree of uncertainty on how the war will develop and on its economic ramifications. Accordingly, Midroog may update the base case scenario for the rating in light of future developments. Further elaboration on the subject is provided in the special report "Impact of the War on the Creditworthiness of Issuers Rated by Midroog" (October 2024).3

Factors that could lead to a rating upgrade

•	Substantial improvement of leverage ratios, cash flow and coverage ratios, and demonstration of stability over time.
•	Significant improvement in the Company's overall proportionate capacity, revenues, and cash flow diversification.

Factors that could lead to a rating downgrade
•	Changing sector risk profile, including worsening of the supportive regulatory environment.
•	Significant worsening of leverage ratios, financial strength, and debt service coverage ratios.
•	Material deviations from the timetable and budget framework established for the development of the projects under construction.

3 The report is published on the Midroog website.

3	10/10/2024	Enlight Renewable Energy Ltd. – Monitoring Report

Enlight Renewable Energy Ltd. – Key Financial Indicators ($ in millions)

	30.06.2024	30.06.2023	31.12.2023	31.12.2022	31.12.2021
Cash, cash equivalents and deposits	209	321	404	194	266
Equity	1,458	1,395	1,436	1,050	757
Gross financial debt[4]	2,966	2,314	2,794	2,152	1,827
Total assets	4,801	3,999	4,634	3,533	2,835
Gross financial debt / cap	66.3%	61.8%	65.4%	66.9%	70.4%
Adjusted EBITDA[5]	120	92	179	137	94
CapEx	462	345	731	639	453
CapEx/PPE	13.8%	13.2%	24.0%	27.5%	25.5%

Detailed Rating Considerations

Growth trend in the renewable energy sector in Israel and worldwide, supported by renewable energy promotion targets

The renewable energy sector is experiencing in recent years accelerated growth, characterized by a significant and steady increase in installed capacity and investments, mainly in projects using photovoltaic and wind energy technologies. In parallel, there has been a decline in construction, operation and maintenance costs, stemming, among other things, from technological advances. Total installed capacity of renewable energy worldwide is expected to grow by 3,700 gigawatts by 2028, some 70% above the forecast published in 2022. 6 As an outcome, renewable energy is set to replace coal as the largest energy source in 2025. Simultaneously, as part of the global trend to reduce greenhouse gas emissions, numerous countries are encouraging the production of electricity from renewable energy sources, through regulatory and tariff support. The US administration and the European Union have set a target of zero greenhouse gas emissions by 2050. In our estimation, the scope of electricity production using renewable energy will continue to grow in the coming years. In addition, we estimate that the ongoing war between Russia and Ukraine will continue to boost demand for renewable energy in Europe, in light of efforts by EU member countries to eliminate their dependence on gas imports from Russia.

In October 2020,7 the Israeli government decided to increase the target for power generation from renewable energy sources to 30% by 2030, instead of the previous target of 17%, including an interim target of 20% by 2025. In July 2021,8 a national target was set for the reduction of greenhouse gas emissions in Israel by 2050, such that total emissions in that year will be 85% below the amount measured in 2015. Furthermore, it was decided for the first time in Israel to levy a coal tax, as a penalty for the damage caused by greenhouse gas emissions.9 In September 2023, the Ministerial Legislation Committee approved a national target of zero greenhouse gas emissions in Israel by 2050. In addition, it was determined that by 2030, the amount of greenhouse gas emissions would be reduced by 30% compared to 2015.10 Additionally, in July 2024 the Electricity Authority published a call for public comments on the subject of the renewable energy targets for 2035, including consideration of higher targets at a minimum of 35%-45% of total electricity consumption.11 In our estimation, this policy will continue to support electricity production using renewable energy in Israel in the coming years.

4 Including lease liabilities. Net of debt service funds and minimum cash for bond servicing.
5 Net of one-time expenses in respect of the Clenera transaction and adjustment of operations due to concession arrangements. The EBITDA calculation is based on Midroog's financial adjustments methodology.
6 Report of the International Energy Agency, January 2024.
7 Renewable Energy in Israel – Background and Issues for Discussion – October 19, 2020.
8 Government Decision on a Carbon-Poor Economy dated July 25, 2021.

4	10/10/2024	Enlight Renewable Energy Ltd. – Monitoring Report

In 2022, the US administration approved an extension of the period of eligibility for a tax incentive for renewable energy projects until 2032, together with an increase in the incentive rate from 26% to 30%, in addition to which other significant tax benefits were approved that are to be granted subject to compliance with certain conditions.

Significant growth in the installed capacity and the geographical diversification of the Company's assets, coupled with a decrease in revenue concentration and a projected sharp growth in operations in the US

As of the date of the financial statements for the first half of 2024, the Company operates income-generating projects with a total capacity of 1,990 megawatts and 434 megawatt-hours of storage capacity (proportion owned by the Company – 1,315 megawatts and 365 megawatt-hours of storage capacity), compared to 1,396 megawatts (proportion owned by the Company – 859 megawatts) in the year-before period. During the period, the Ruach Bereshit project in Israel, with a capacity of 207 megawatts, entered commercial operation, as did the Apex project in the US with a capacity of 105 megawatts, the ACDC solar project in Hungary with a capacity of 26 megawatts, the Tapolca project in Hungary with a total capacity of 60 megawatts, and an inventory of solar-plus-storage projects in Israel with a total capacity of 195 megawatts and 434 megawatt-hours of storage capacity. We note that on September 11, 2024, the Company reported the entry into commercial operation of the Atrisco Solar project with a total capacity of 364 megawatts combined with 1,200 megawatt-hours of storage capacity. Additionally, the Company has an inventory of projects with a total capacity of 225 megawatts combined with 340 megawatt-hours of storage capacity, which are in advanced stages of constructions and set to begin commercial operation during 2024-2025. The key projects are located in Israel (inventory of solar-plus-storage projects with a total capacity of 58 solar megawatts and 160 megawatt-hours of storage capacity) and in Serbia (Pupin project with a total capacity of 94 megawatts). The Company also has other projects with a total capacity of 2.9 gigawatts plus 4.1 gigawatt-hours of storage capacity, which are in the construction or preconstruction stages or under a signed PPA agreement and expected to enter commercial operation during 2025-2027. As of the date of writing the report, the Company's most significant project, which is in the preconstruction stage, is the Co Bar project in the US, with a total capacity of 1.2 gigawatts combined with 824 megawatt-hours of storage capacity.

9 Government Decision on the Pricing of Greenhouse Gas Emissions, dated August 1, 2021.
10 Approval of the Climate Law, September 2023.
11 Call for Public Comments on the Subject of Renewable Energy Targets for 2035.

5	10/10/2024	Enlight Renewable Energy Ltd. – Monitoring Report

The Company's major customers are the Israel Electric Corporation Ltd.12 and Noga Israel Independent System Operator Ltd., with the Company's revenues from these customers expected to account for 30%-40% of total revenues from all segments in 2024, while revenue from local power authorities in Europe is expected to be in the range of 4%-12% per authority in 2024. The planned commercial operation of additional projects in the US and Europe in the coming years is expected to improve the geographical diversification of the Company's assets as well as the revenue concentration. It should be noted that since the Company's major customers are government companies and/or authorities, customer diversification risks are substantially mitigated. Furthermore, the Company's geographical diversification and revenue concentration are expected to continue improving significantly in the coming years, as the planned projects in the US and Europe enter into operation, creating a mix of electricity generated by wind and PV technologies, with and without storage, along with penetration of new markets, accompanied by a significant growth rate.

The Company's strategy for creating a broad and diversified geographical mix, which includes the sale of electricity in developed markets alongside operations in developing countries with a varying regulatory regime

The Company operates as an initiator, developer and owner of facilities for the generation of electricity from renewable energy sources. The business model is based on investment in the initiation and construction of projects, and recovery of the investment from revenues from the sale of electricity for the power grid and/or from the realization of assets in its possession, through the sale of its rights in the facilities. The projects are financed through a combination of equity and debt in parallel with bank and/or public funding. The Company has extensive experience in project finance in Israel and worldwide, with the collaboration and involvement of local and international banks and institutional bodies. In the Israeli market, the Company generally operates along the entire chain of value of the initiation, development and licensing stages of the facilities. In the international market, the Company's strategy is to partner with local entrepreneurial companies to jointly advance the initiation and development of the facilities. Geographically, the Company's strategy is to create a broad and diversified mix that includes the sale of electricity in developed markets alongside operations in developing countries which have adopted a relatively transparent and clear regulatory regime.

12 Israel Electric Corporation Ltd. has an Aa1.il rating with a positive outlook.

6	10/10/2024	Enlight Renewable Energy Ltd. – Monitoring Report

In October 2022, the European Union approved temporary regulations13 for addressing energy prices, in which it was determined that member states of the European Union would establish temporary regulations with the aim of limiting electricity consumption and reducing electricity prices. In this framework, a regulation was approved providing for a reduction in the price of electricity for EU citizens, including the setting of a cap on revenues of companies from renewable energy, so as to stand at a maximum of €180 per megawatt-hour, until the end of January 2024.14 Furthermore, in December 2023 the European Union approved the extension of the regulation until the end of January 2025.15 The price cap does not affect the Company's revenues, and in its estimation, should the different countries decide to continue capping the price, this will have no effect on its financial results. This is because the price cap in Spain has been cancelled, while in the countries of Central and Eastern Europe the Company's revenues derive from FIT contracts, in which the tariffs are set in advance, and in Sweden the forecast electricity prices are significantly lower than the EU's suggested price cap. Furthermore, PPA contracts are not affected by changes, if any, in the price of electricity.

In our estimation, the regulatory policy in the US concerning renewable energy, as described above, will support substantial growth in the Company's US operations in the coming years.

Exposure to interest rate and exchange rate fluctuations, as well as credit risks of the countries in which the Company operates.

The projects held by the Company are exposed to interest rate fluctuations. Thus, although a significant component of the base interest rate is fixed on the date of financial closure and/or the date of debt withdrawal, so long as a certain component of the debt is not fixed, the Company is exposed to an increase in the base interest rate until such time as it is fixed. At the same time, we note that as of the end of 2023, approximately 92% of the Company's debt is at a fixed interest rate. In addition, the Company's operations in various countries expose it to the exchange rates of the local currencies and to the exchange rate differentials, if any, in connection with the translation of foreign operations and in connection with transactions and revenues denominated in foreign currency in relation to the shekel. Exposure exists at the level of the Company, which receives cash flows in different currencies, and at the level of the projects, which have construction and/or operating costs denominated in a currency other than the stated currency of the electricity sale tariff. This risk is mitigated to a certain degree through natural hedging in the projects (where revenues, expenses and the debt are denominated in the same currency) and through hedging transactions. In 2023, the Company recorded a gain of $16 million in respect of hedging transactions, compared to a gain of $60 million in 2022. We believe that the Company's exposure to exchange rate fluctuations will even grow in the coming years, given the substantial cash flows expected from the projects in Europe and the US which are currently under construction. At the same time, we note that the Company's operations and implementation of the existing electricity supply agreements also expose it to the credit risks of Israel (Baa1, negative), the US (Aaa, negative), Sweden (Aaa, stable), Ireland (Aa3, positive), Croatia (Baa2, positive), Serbia (Ba2, positive), Hungary (Baa2, stable), Spain (Baa1, positive), Italy (Baa3, stable) and Kosovo (NR).

13 Council Regulation (EU) 2022/1854, October 2022
14 Council Regulation (EU) 2022/2578, December 2022.
15 Council Regulation (EU) 2023/2920, December 2023.

7	10/10/2024	Enlight Renewable Energy Ltd. – Monitoring Report

The Company has a significant and challenging investment plan, which is expected to enable its continued accelerated growth, with emphasis on new projects in the US

The Company has a significant investment plan that includes construction and development of several projects in Israel and worldwide. The investment plan has led to a significant increase in CapEx expenses in recent years, with these expenses estimated at $730 million in 2023, compared to $639 million in 2022. In 2024-2026, the Company's CapEx expenses are projected to be in the range of $0.7-1.1 billion per year, with a significant proportion of the investment expected to be made in projects in the US, as elaborated above. However, the Company's high liquidity reserves, standing at $209 million as of June 30, 2024, as well as a significant capital raise from tax partners and further project debt funding rounds that are planned should support the investment needs.

Increase in the Company's cash flow, which is based on long-term electricity supply agreements, along with slow debt service coverage ratios, which are expected to improve in the coming years

Electricity generation facilities are vital infrastructure and a significant component of the electricity economy. They generally operate on the basis of PPA agreements16 with the electricity companies and/or the local system operator, which include payment at a fixed rate for electricity supply, and in our assessment, they contribute greatly to the stability and certainty of the Company's cash flow. The Company has long-term electricity supply agreements for a period of between 8-23 years from the date of commercial operation and for amounts appropriate for the rating. In this connection, we would note that as of the report date, most of the electricity generated by Company-owned facilities is sold under PPA agreements with the electricity company and/or the local system operator. We would further note that the global rise in inflation has positively affected the Company's results, mainly because revenue from electricity tariffs is linked to the consumer price index, whereas the Company's debt is for the most part not linked. In 2023, adjusted EBITDA amounted to $179 million, compared to $137 million in 2022. According to Midroog's base case scenario, adjusted EBITDA is expected to be in the range of $230-250 million in 2024, and to increase significantly during 2025-2026, to between $300-320 million in 2025 and $360-380 million in 2026, mainly following the expected commercial operation of the significant new projects in the US, as elaborated above, along with the expected commercial operation of several additional projects in Israel and Europe.

16 Power Purchase Agreement.

8	10/10/2024	Enlight Renewable Energy Ltd. – Monitoring Report

We note that the Company's debt service coverage ratios are improving but remain slow for the rating level and are characterized by a high leverage ratio, as against assets with long-term cash flows that align with the project debt duration. This is reflected by the debt to EBITDA ratio, which is expected to stand at 12.0 in 2024, with this ratio projected to improve somewhat in 2025-2026 to a range of 9.0-10.5. Additionally, the ICR ratio of EBIT to finance costs is expected to stand at 2.7 in 2024, compared to 2.8 in 2023, and to be in the range of 2.0-2.6 in the years 2025-2026. It should further be noted that the Company's accelerated growth through the initiation and financing of new projects substantially slows the debt service coverage ratios, but the commercial operation of said projects (several years later) is expected to shorten them.

Improvement in the Company's leverage level and financial strength, due among other things to the share offering in the US, along with a significant investment plan and increase in the consolidated debt

The Company operates through project companies held by it, in which the customary debt structure is characterized by significant leverage, ranging between 50% and 85%. The level of the Company's balance sheet leverage declined somewhat in 2023, due among other things to the offering of the Company's shares in the US for a total of $264 million in the first quarter of the year. In our assessment, the share offering increased the Company's financial flexibility as well as its access to the global capital market. The gross financial debt to capital resources (cap) ratio stood at 66.3% as of June 30, 2024, compared to 65.4% at the end of 2023. However, in view of the Company's significant investment plan, the present leverage environment is expected to remain similar in the coming years, such that, according to Midroog's base case scenario, the gross financial debt to capital resources (cap) ratio is projected to stand at 65.1% at the end of 2024 and to be in the range of 66%-67% in the years 2025-2026. The somewhat negative impact on the leverage environment stems primarily from the initiation of new projects of significant size, which include substantial development costs, leading to increased consolidated debt. Concurrently, we note that following commercial operation of the projects in the US, the Company is expected to receive substantial cash flows against tax benefits, pursuant to the regulatory enactment in the US, as discussed above, in lieu of project debt financing, up to the date of commercial operation. As a result, the Company's operations in the US will be carried on in a relatively low leverage environment.

9	10/10/2024	Enlight Renewable Energy Ltd. – Monitoring Report

A stable financial policy, non-distribution of dividends in the short to medium term and a repayment burden in the long term

As of the report date, the Company does not have a stated dividend distribution policy. It did not distribute dividends between the years 2012 and 2023, and it has indicated that it will not distribute dividends in the coming years. The substantial liquidity reserves maintained along with non-distribution of dividends support the Company's rating, with emphasis on the near term, which is marked by a significant investment plan. It should also be noted that the Company maintains a significant margin in relation to the financial covenants, at the standalone level, however we note that beginning in 2026 the Company will be faced with an increased bond repayment burden, which was taken into account in determining the rating.

Additional Rating Considerations

The Company's declaration that it will maintain significant liquidity reserves for debt servicing

As of June 30, 2024, the Company's liquidity reserves stood at $209 million, compared to $404 million at the end of 2023. In our assessment, the cash reserves will continue to be relatively high also in the coming years. We note that as of the report date, the Company has unused confirmed credit facilities of $320 million. In addition, as part of its financial policy, the Company maintains liquidity reserves and/or available unused credit facilities in an amount that is at least NIS 100 million in excess of bond repayments needs for the next nine months. Retention of these liquidity reserves supports the Company's rating.

The Company's structural and cash flow subordination to the projects it holds, mitigated by a broad spread of high-quality projects across different geographical regions

The Company is subordinated structurally and in cash flow priority due to its holdings in project companies with senior and subordinated debt. The underlying assets of the project companies, including the cash flows arising from them, are subject to a first lien in favor of the senior debt lenders. Additionally, the distribution of surpluses from the project companies is subject to compliance with distribution triggers. In this regard, it should be noted that the coverage ratios at project level have an adequate margin from the triggers for distributing the surpluses to the Company. In our estimation, this subordination is mitigated by the broad spread of the Company's projects, which are located in different geographical regions and in multiple countries, as well as by the use of different PV and wind technologies.

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Increased repayment load beginning in 2026

Beginning in 2026, the Company will be faced with a repayment burden, arising inter alia from payments on bond series. After the completion of the expansion of series D, in October 2024, the average annual debt service in the years 2026-2029 for the company's total bond series is expected to exceed 500 million NIS, compared to approximately 200 million NIS for 2025. In our estimation, this risk is partially mitigated by the possibility of converting the bonds of series C bonds into shares, the current cash flows of the company, its strong financial flexibility and substantial liquid balances which are expected to accumulate in its accounts.

Ownership without a control core, allowing for an appropriate balance between debtholders and shareholders

The Company has operated in recent years without a controlling shareholder and/or a control core. In recent years the Company has conducted substantial capital raises, which have contributed to maintaining reasonable leverage levels, despite the execution of significant investments. Additionally, according to the Company, it will not be distributing dividends in the coming years.

Environmental, Social and Governance (ESG) Considerations

The Company's exposure to environmental risks is low, since it engages in the initiation and ownership of photovoltaic- and wind-based projects. The projects and the by-products of their operation do not emit greenhouse gases. However, the Company has indirect exposure to climate risks, such as extensive fires in the geographical areas in which it operates. In view of its activity in the renewable energy sector, the Company is enjoying growth due to social preference for renewable energy projects around the world, coupled with the commitment of western countries to achieve zero greenhouse gas emissions by 2050. As to governance risk, we rate the Company's exposure as low. The Company operates in developed markets, maintaining low leverage relative to the sector combined with appropriate risk management.

Company Profile

Enlight Renewable Energy Ltd. was incorporated in August 2008 as a private company, becoming a public company in 2010. Since 2023, the Company's shares are also traded on the US stock exchange. The Company engages in the initiation, development, financing, construction and operation of projects for the generation of electricity from renewable energy sources (solar energy and wind energy), both independently and through subsidiaries and partnerships under its control. As of the report date, the Company's operations are diversified across several segments in Israel, Europe and the US.

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Rating Scorecard
		As of 31.06.2024 – LTM		Midroog Forecast
Category	Parameters	Measurement [1]	Score	Measurement	Score
Operating environment	Cash flow certainty	---	A.il	---	A.il
	Entry barriers	---	A.il	---	A.il
	Regulatory framework	---	A.il-Aa.il	---	A.il-Aa.il
Business profile	Total assets	$4,800M	Aa.il	$5,947M	Aaa.il
	Quality of geographical diversification	---	Aa.il	---	Aa.il
	Quality and diversification of products and operating segments	---	A.il	---	A.il
Profitability	CapEx/PPE	25.3%	Baa.il	19.7%	A.il
	Gross debt/EBITDA	14.9	Baa.il	10.05	Baa.il
Financial profile	EBIT/int.	1.8	Baa.il	2.4	Baa.il
	Debt/cap	66.3%	Baa.il	66.0%	Baa.il
	Financial policy	--	A.il	--	A.il
Implied score					A2.il
Final score					A2.il

[1] The metrics shown in the table are after adjustments by Midroog and are not necessarily identical to those presented by the Company. The Midroog forecast includes Midroog's assessments with respect to the issuer according to its base case scenario, and not the issuer's assessments.

Rating History

12	10/10/2024	Enlight Renewable Energy Ltd. – Monitoring Report

Related Reports

Enlight Renewable Energy Ltd. – Related Reports
Rating Power Producers – Methodology Report, January 2023
Financial Statement Adjustments and Presentation of Main Financial Measures in Corporate Rating – Methodology Report, May 2020
Structural Considerations in Rating Debt Instruments in Corporate Finance – Methodology Report, September 2019
Guidelines for Reviewing Environmental, Social and Governance Risks in Credit Ratings – Methodology Report, February 2022
Impact of the War on the Creditworthiness of Issuers Rated by Midroog – Special Report, October 2024
Table of Relationships and Holdings
Midroog Rating Scales and Definitions
The reports are published on the Midroog website at www.midroog.co.il

General Information

Date of rating report:          October 10, 2024
Date of last revision of the rating:          October 10, 2024
Date of first publication of the rating:          April 15, 2019
Rating commissioned by:          Enlight Renewable Energy Ltd.
Rating paid for by:          Enlight Renewable Energy Ltd.

Information from the Issuer

Midroog relies in its ratings inter alia on information received from competent personnel at the issuer.

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Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

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Ratings and/or publications issued by Midroog are or contain Midroog’s subjective opinions about the relative future credit risk of entities, credit obligations, debts and/or debt-like financial instruments, that apply on the date of their publication, and as long as Midroog has not changed the rating or withdrawn it. Midroog's publications may contain assessments based on quantitative models of credit risks, as well as related opinions. Ratings and publications by Midroog do not constitute a statement about the accuracy of the facts at the time of the publication or in general. Midroog makes use of rating scales to issue its opinions, according to definitions detailed in the scale itself. The choice of a symbol to reflect Midroog’s opinion with respect to credit risk reflects solely a relative assessment of that risk. Midroog’s ratings are issued on a national scale and, as such, are opinions of the relative creditworthiness of issuers and financial obligations within Israel. National scale ratings are not designed to be compared between countries; rather, they address relative credit risk within a given country.

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